UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                                (Amendment No. 1)


                        Corporate Office Properties Trust
                       ----------------------------------
                                (Name of Issuer)


                      Common Shares of Beneficial Interest
                           (par value $0.01 per share)

          Series A Convertible Preferred Shares of Beneficial Interest
                           (par value $0.01 per share)
         --------------------------------------------------------------
                         (Title of Class of Securities)


                                   22002T108
                                 --------------
                                 (CUSIP Number)


                           Dan R. Skowronski, Esquire
                          General Counsel and Secretary
                          Constellation Holdings, Inc.
                        250 West Pratt Street, 23rd Floor
                         Baltimore, Maryland 21201-2423
                                 (410) 783-2800
               --------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                October 22, 1998
                      ------------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement of Schedule 13G to report the acquisition which is the subject of the Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

--------------------------------------------------------------------------------
CUSIP No.   22002T108
--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON:  Baltimore Gas and Electric Company

       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:   52-0280210

--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [  ]
                                                             (b)  [  ]

--------------------------------------------------------------------------------
   3   SEC USE ONLY

--------------------------------------------------------------------------------
   4   SOURCE OF FUNDS*

       OO

--------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                         [  ]

--------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION

       Maryland

--------------------------------------------------------------------------------


   NUMBER OF      7    SOLE VOTING POWER
     SHARES            6,700,557*
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      8    SHARED VOTING POWER
      EACH             0*
   REPORTING      --------------------------------------------------------------
     PERSON       9    SOLE DISPOSITIVE POWER
      WITH             6,700,557*
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER
                       0*

--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


       6,700,557*


--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [  ]
--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


       40.7%

--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*

       CO

--------------------------------------------------------------------------------
               *Common Shares of Beneficial Interest of the Issuer
        Represents Common Shares held by Constellation Properties, Inc.

--------------------------------------------------------------------------------
CUSIP No.   22002T108
--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON:  Baltimore Gas and Electric Company

       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:   52-0280210

--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [  ]
                                                             (b)  [  ]

--------------------------------------------------------------------------------
   3   SEC USE ONLY

--------------------------------------------------------------------------------
   4   SOURCE OF FUNDS*

       OO

--------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                         [  ]

--------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION

       Maryland


--------------------------------------------------------------------------------
   NUMBER OF      7    SOLE VOTING POWER
     SHARES            938,075*
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      8    SHARED VOTING POWER
      EACH             0*
   REPORTING      --------------------------------------------------------------
     PERSON       9    SOLE DISPOSITIVE POWER
      WITH             938,075*
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER
                       0*

--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


       938,075*

--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [  ]
--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       100%

--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*

       CO

--------------------------------------------------------------------------------
  *Series A Convertible Preferred Shares of Beneficial Interest of the Issuer
            Represents Series A Convertible Preferred Shares held by
                         Constellation Properties, Inc.

--------------------------------------------------------------------------------
CUSIP No.   22002T108
--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON:  Constellation Enterprises, Inc.

       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:   52-2080643

--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [  ]
                                                             (b)  [  ]

--------------------------------------------------------------------------------
   3   SEC USE ONLY

--------------------------------------------------------------------------------
   4   SOURCE OF FUNDS*

       OO

--------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                         [  ]

--------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION

       Maryland


--------------------------------------------------------------------------------
   NUMBER OF      7    SOLE VOTING POWER
     SHARES            6,700,557*
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      8    SHARED VOTING POWER
      EACH             0*
   REPORTING      --------------------------------------------------------------
     PERSON       9    SOLE DISPOSITIVE POWER
      WITH             6,700,557*
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER
                       0*

--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       6,700,557*

--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [  ]
--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       40.7%

--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*

       CO

--------------------------------------------------------------------------------
               *Common Shares of Beneficial Interest of the Issuer
        Represents Common Shares held by Constellation Properties, Inc.

--------------------------------------------------------------------------------
CUSIP No.   22002T108
--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON:  Constellation Enterprises, Inc.

       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:   52-2080643

--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [  ]
                                                             (b)  [  ]

--------------------------------------------------------------------------------
   3   SEC USE ONLY

--------------------------------------------------------------------------------
   4   SOURCE OF FUNDS*

       OO

--------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                         [  ]

--------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION

       Maryland

--------------------------------------------------------------------------------
   NUMBER OF      7    SOLE VOTING POWER
     SHARES            938,075*
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      8    SHARED VOTING POWER
      EACH             0*
   REPORTING      --------------------------------------------------------------
     PERSON       9    SOLE DISPOSITIVE POWER
      WITH             938,075*
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER
                       0*

--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       938,075*

--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [  ]
--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       100%

--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*

       CO

--------------------------------------------------------------------------------
  *Series A Convertible Preferred Shares of Beneficial Interest of the Issuer
            Represents Series A Convertible Preferred Shares held by
                         Constellation Properties, Inc.

--------------------------------------------------------------------------------
CUSIP No.   22002T108
--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON:  Constellation Properties, Inc.

       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:   52-1237835

--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [  ]
                                                             (b)  [  ]

--------------------------------------------------------------------------------
   3   SEC USE ONLY

--------------------------------------------------------------------------------
   4   SOURCE OF FUNDS*

       OO

--------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                         [  ]

--------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION

       Maryland

--------------------------------------------------------------------------------
   NUMBER OF      7    SOLE VOTING POWER
     SHARES            6,700,557*
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      8    SHARED VOTING POWER
      EACH             0*
   REPORTING      --------------------------------------------------------------
     PERSON       9    SOLE DISPOSITIVE POWER
      WITH             6,700,557*
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER
                       0*

--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       6,700,557*

--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [  ]
--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


       40.7%

--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*

       CO

--------------------------------------------------------------------------------
               *Common Shares of Beneficial Interest of the Issuer

--------------------------------------------------------------------------------
CUSIP No.   22002T108
--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON:  Constellation Properties, Inc.

       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:   52-1237835

--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [  ]
                                                             (b)  [  ]

--------------------------------------------------------------------------------
   3   SEC USE ONLY

--------------------------------------------------------------------------------
   4   SOURCE OF FUNDS*

       OO

--------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                         [  ]

--------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION

       Maryland


--------------------------------------------------------------------------------
   NUMBER OF      7    SOLE VOTING POWER
     SHARES            938,075*
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      8    SHARED VOTING POWER
      EACH             0*
   REPORTING      --------------------------------------------------------------
     PERSON       9    SOLE DISPOSITIVE POWER
      WITH             938,075*
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER
                       0*

--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       938,075*

--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [  ]
--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       100%

--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*

       CO

--------------------------------------------------------------------------------
  *Series A Convertible Preferred Shares of Beneficial Interest of the Issuer

     This Amendment No. 1 to the statement on Schedule 13D is being filed pursuant to Section 13(d) of the Securities Exchange Act of 1934 and the rules and regulations promulgated thereunder. This Amendment No. 1 amends only Items 3, 4 and 5 of the statement. This Amendment No. 1 restates the entire text of the Schedule 13D previously filed with the Securities and Exchange Commission, other than the text of the exhibits previously filed pursuant to Item 7 of the statement.




         Item 1.  Security and Issuer.



     This Amendment No. 1 to the statement on Schedule 13D relates to Common Shares of Beneficial Interest, par value $0.01 per share (the "Common Shares"), of Corporate Office Properties Trust, a Maryland real estate investment trust (the "Issuer"), and Series A Convertible Preferred Shares of Beneficial Interest, par value $0.01 per share (the "Preferred Shares"), of the Issuer. The Issuer has its principal executive offices at One Logan Square, Suite 1105, Philadelphia, Pennsylvania 19103.



         Item 2.  Identity and Background.



     This Amendment No. 1 to the statement on Schedule 13D is being filed on behalf of Baltimore Gas and Electric Company ("BGE"), Constellation Enterprises, Inc. ("CEI") and Constellation Properties, Inc. ("CPI") (collectively, the "Reporting Persons"). BGE is a Maryland corporation and has its principal business and executive offices at 39 West Lexington Street, Baltimore, Maryland 21201. BGE is primarily engaged in the gas and electric utility business. The Common Shares and the Preferred Shares are owned of record by CPI, which is a wholly owned subsidiary of Constellation Real Estate Group, Inc. ("CREG"), which is a wholly owned subsidiary of Constellation Holdings, Inc. ("CHI"), which is a wholly owned subsidiary of CEI, which is a wholly owned subsidiary of BGE. Each of CPI, CREG, CHI and CEI is a Maryland corporation and has its principal executive and business offices at 250 West Pratt Street, Baltimore, Maryland 21201-2423.

     None of the Reporting Persons have, during the last five years, (i) been convicted in a criminal proceeding (excluding minor traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction a result of which it was or is subject to a judgment, decree or final order enjoining future violations of,. or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.



     Item 3.  Source and Amount of Funds or Other Consideration.



     CPI acquired the securities of the Issuer pursuant to (i) the Contribution Agreement (the "Contribution Agreement") dated as of May 14, 1998, by and among the entities listed as sellers therein and Corporate Office Properties, L.P. and the Issuer, as amended on July 16, 1998 and September 28, 1998; and (ii) the Service Company Asset Contribution Agreement (the "Asset Contribution Agreement") dated May 14, 1998, by and among Constellation Real Estate, Inc., KMS Oldco, Inc., CREG, Corporate Office Properties, L.P. and the Issuer. On September 28, 1998, BGE, through its subsidiaries, contributed real property, interests in entities that own real property and a mortgage, and other assets to the Issuer in exchange for cash, assumption of $59.6 million of indebtedness,

6,182,634 Common Shares and 865,566 Preferred Shares of the Issuer. The Preferred Shares do not entitle the holder thereof to any vote, except (i) as required by applicable law, (ii) in connection with an amendment to the Issuer's Declaration of Trust that would amend, alter or repeal any of the rights, preferences or powers of the Preferred Shares or (iii) the right to designate up to two members of the Board of Trustees as described below. The Preferred Shares are convertible, beginning two years after the closing of the transactions contemplated by the Contribution Agreement and the Asset Contribution Agreement (the "Transaction"), into Common Shares on the basis of 1.8748 Common Shares for each Preferred Share, subject to adjustment upon certain events, in accordance with the terms and provisions of the Articles Supplementary of the Issuer relating to such Preferred Shares filed with the State Department of Assessments and Taxation of Maryland.

     On October 22, 1998, pursuant to the Contribution Agreement and the Asset Contribution Agreement, BGE, through its subsidiaries, contributed interests in an entity that owns real property and other assets to the Issuer in exchange for approximately $9.5 million which was used to pay off outstanding debt, 517,923 Common Shares and 72,509 Preferred Shares.



     Item 4.  Purpose of Transaction.



     CPI, acquired the securities of the Issuer as an investment and in consideration of the assets transferred to the Issuer as described in Item 3 above. After the September 28, 1998 closing of the Transaction, the Issuer expanded its Board of Trustees from seven to nine, and the Issuer elected thereto Edward A. Crooke, Chairman of Constellation Enterprises, Inc. and Vice Chairman of BGE, and Steven D. Kesler, President of Constellation Investments, Inc., each of whom were designated by CPI in accordance with its rights as the holder of Preferred Shares. Mr. Crooke is a Class III Trustee whose term expires in 2001, and Mr. Kesler is a Class II Trustee whose term expires in 2000. If any member of the Board of Trustees designated by CPI withdraws for any reason, CPI will have the right to designate such withdrawing Trustee's replacement. Thereafter, CPI will be entitled to designate two Trustees as long as it owns any Preferred Shares and at least 30% of the Issuer's outstanding Common Shares, and will be entitled to designate one Trustee as long as it owns any Preferred Shares and less than 30% but more than 15% of the outstanding Common Shares. The foregoing calculations include as outstanding the Common Shares owned by CPI as well as the Common Shares issuable upon conversion of Preferred Shares owned by CPI. Moreover, if the Issuer fails at any time or from time to time to pay when due two consecutive quarterly dividend payments on the Preferred Shares, then the holders of the Preferred Shares will be entitled to elect two additional members to the Board of Trustees of the Issuer to serve until all accrued and unpaid dividends on the Preferred Shares have been paid in full.

     The Issuer has granted registration rights with regard to the Common Shares to CPI in exchange for the consideration described in Item 3 above, pursuant to the Registration Rights Agreement dated September 28, 1998, by the Issuer and certain persons named therein. Within six months after the September 28, 1998 closing of the Transaction, the Issuer is obligated to file a shelf registration statement with regard to the Common Shares issued in the Transaction, as well as the Common Shares issuable upon conversion of the Preferred Shares (the "Registrable Securities"). The Issuer is also required, at the demand of holders of 10% or more of the Registrable Securities, to register such holders' Registrable Securities, subject to the right to defer the filing of the necessary registration statement for a period not to exceed 90 days under certain limited circumstances. In addition, the Issuer has granted the holders of the Registrable Securities "piggy-back" rights.



     After the closing of the Transaction, Jay H. Shidler remains as Chairman and Clay W. Hamlin, III remains as Chief Executive Officer of the Issuer. Randall M. Griffin, formerly President of CREG, became President and Chief Operating Officer of the Issuer. In addition, Roger A. Waesche, Jr., formerly Senior Vice President of Finance of Constellation Real Estate, Inc., became
Senior Vice President-Finance of the Issuer and John H. Gurley, formerly Vice President and General Counsel of Constellation Real Estate, Inc. became Vice President and General Counsel of the Issuer.



     Following the October 22, 1998 closing of the Transaction, the Issuer expects to close on an additional property held by CPI or its affiliates that is currently under construction. The closing of the property is expected to occur on the earlier of March 31, 1999 or the date on which certain occupancy levels are achieved on the property. The total consideration to be paid by the Issuer for the properties will include, inter alia, approximately $4.7 million in Common Shares and/or Preferred Shares.



     Except as set forth above, the Reporting Persons do not have as of the date hereof any plans or proposals that relate to or would result in: (i) the acquisition of additional securities of the Issuer or the disposition of securities of the Issuer; (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Issuer or any of its subsidiaries; (iii) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (iv) any change in the present Board of Trustees or management of the Issuer, including any plans or proposals to change the number or term of trustees or to fill any vacancies of the Board; (v) any material change in the present capitalization or dividend policy of the Issuer;
(vi) any other material change in the Issuer's business or corporate  structure;
(vii) any changes in the Issuer's declaration of trust, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (viii) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (ix) causing a class of securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or (x) any action similar to any of those enumerated above. Notwithstanding anything to the contrary contained herein, the Reporting Persons reserve the right to change their present intentions with respect to the matters described in this paragraph.

     Item 5.  Interest in Securities of Issuer.



     Based upon the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 1998 filed with the Securities and Exchange Commission under the Securities Exchange Act of 1934, as of October 22, 1998, 16,471,640 Common Shares are issued and outstanding and 938,075 Preferred Shares are issued and outstanding. The Reporting Persons have sole power to vote and dispose of 6,700,557 Common Shares, which constitutes 40.7% of the outstanding Common Shares, and 938,075 Preferred Shares, which constitutes 100% of the outstanding Preferred Shares.

     Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.



     Other than as listed below, there are presently no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons filing this Amendment No. 1 to the Schedule 13D, or between such persons and any other person, with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees or profits, division of profits or loss, or the giving or withholding of proxies.

     The Issuer has granted registration rights with regard to the Common Shares to CPI in exchange for the consideration described in Item 3 above, pursuant to the Registration Rights Agreement dated September 28, 1998, by the Issuer and certain persons named therein. Within six months after the closing of the Transaction, the Issuer is obligated to file a shelf registration statement with regard to the Registrable Securities. The Issuer is also required, at the demand of holders of 10% or more of the Registrable Securities, to register such holders' Registrable Securities, subject to the right to defer the filing of the necessary registration statement for a period not to exceed 90 days under certain limited circumstances. In addition, the Issuer has granted the holders of the Registrable Securities "piggy-back" rights.



     Item 7.  Material to be filed as Exhibits



                  None.

                                    SIGNATURE



     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




Dated:  October 23, 1998


                                      BALTIMORE GAS AND ELECTRIC COMPANY

                                      By:     /s/ David A. Brune
                                      Name:  David A. Brune
x                                     Title: Vice President, Finance and
                                             Accounting, Chief Financial Officer
                                             and Secretary

                                    SIGNATURE



     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated:  October 23, 1998





                                         CONSTELLATION ENTERPRISES, INC.

                                         By:  /s/ David A. Brune
                                         Name:   David A. Brune
                                         Title:   Vice President,
                                                  Chief Financial Officer and
                                                  Secretary

                                    SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.





Dated:  October 23, 1998





                                          CONSTELLATION PROPERTIES, INC.

                                          By:    /s/ Dan R. Skowronski
                                          Name:   Dan R. Skowronski
                                          Title: General Counsel and Secretary